

Mail Stop 7010

April 28, 2009

By U.S. Mail and Facsimile

Lawrence T. Bell
General Counsel
Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102

Re: Ecolab Inc.
Form 10-K for Fiscal Year Ended
December 31, 2007
Definitive Proxy Statement on Schedule 14A
Filed on March 19, 2008
File No. 1-09328

Dear Mr. Bell:

We have completed our review of your Form 10-K for fiscal year ended December 31, 2007 and Definitive Proxy Statement on Schedule 14A filed on March 19, 2008 and have no further comments at this time.

Sincerely,

Pamela Long
Assistant Director

cc: Sarah Z. Erickson (v*ia facsimile 651/ 293-2573)*
Associate General Counsel
Ecolab Inc.